Exhibit No. 12.1

UNIONBANCAL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(In millions, except ratios)	2012	2011	2010	2009	2008
EXCLUDING INTEREST ON DEPOSITS
Income (loss) before income taxes and including noncontrolling interests	$830	$1,081	$793	$(226)	$412
Fixed Charges:
Interest expense, excluding interest on deposits	156	155	112	132	288
Estimated interest component of net rental expense(a)	26	26	24	19	16

Total fixed charges	182	181	136	151	304

Income before income taxes and including noncontrolling interests, excluding fixed charges	$1,012	$1,262	$929	$(75)	$716

Ratio of earnings to fixed charges	5.57	6.96	6.81	(0.50)	2.36

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$182	$181	$136	$151	$304
Add: Interest on deposits	233	216	290	408	639

Total fixed charges including interest on deposits	$415	$397	$426	$559	$943

Income before income taxes and including noncontrolling interests, excluding fixed charges as above	$1,012	$1,262	$929	$(75)	$716
Add: Interest on deposits	233	216	290	408	639

Total earnings before income taxes and including noncontrolling interests, excluding fixed charges, and including interest on deposits	$1,245	$1,478	$1,219	$333	$1,355

Ratio of earnings to fixed charges	3.00	3.72	2.86	0.60	1.44

(a)	The proportion deemed representative of the interest factor.